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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

5 March 2008

DIAGEO plc
(Translation of registrant's name into English)

England
(Jurisdiction of incorporation)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File Nos. 333-10410, 333-14100, 333-110804 and 333-132732) and registration statements on Form S-8 (File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460, 333-11462) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term 'company' refers to Diageo plc and the terms 'group' and 'Diageo' refer to the company and its consolidated subsidiaries. References used herein to 'shares' and 'ordinary shares' are, except where otherwise specified, to Diageo plc's ordinary shares.

Presentation of financial information

Diageo plc's fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this document, references to 'pounds sterling', 'sterling', '£', 'pence' or 'p' are to UK currency, references to 'US dollars', 'US$', '$' or '¢' are to US currency and references to the 'euro' or '€' are to the euro currency. For the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the 'noon buying rate') on 31 December 2007 of £1 = $1.98. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo's condensed consolidated financial information is prepared in accordance with IAS 34 'Interim Financial Reporting' as endorsed and adopted for use in the European Union. This interim condensed consolidated financial information is also prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB). This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2007.

The business review, selected consolidated financial data and financial information included in this document for the six month periods ended 31 December 2007 and 31 December 2006 have been derived from the published Diageo interim condensed consolidated financial information.

The principal executive office of the company is located at 8 Henrietta Place, London W1G 0NB, England and its telephone number is +44 (0) 20 7927 5200.

Trademarks, Trade Names and Market Data

This report on Form 6-K includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

The market data contained in the document is taken from independent industry sources in the markets in which Diageo operates.

Cautionary statement concerning forward-looking statements

This document contains "forward looking statements" within the meaning of 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to and outlook for these items. In particular, all statements that express forecasts, expectations and projections with respect to and outlook for future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo's strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

•
increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo's market share, increase expenses and hinder growth potential;

•
the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•
Diageo's ability to complete existing or future acquisitions and disposals;

•
legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and the laws governing pensions;

•
developments in litigation or any similar proceedings directed at the drinks and spirits industry;

•
developments in the Colombian and Turkish litigation and any similar proceedings;

•
changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•
changes in the cost of raw materials and labour costs;

•
changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•
levels of marketing spend, promotional and innovation expenditure by Diageo and its competitors;

•
renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•
termination of existing distribution or licence manufacturing rights on agency brands;

•
technological developments that may affect the distribution of products or impede Diageo's ability to protect its intellectual property rights; and

•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo's access to or increase the cost of financing or which may affect Diageo's financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the 'risk factors' contained in the Annual Report on Form 20-F for the year ended 30 June 2007 filed with the United States Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever situated, should take note of these disclosures.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

This document includes information about Diageo's debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating. Past performance cannot be relied upon as a guide to future performance.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set out below has been prepared in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with, and is qualified in its entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo's annual report on Form 20-F for the year ended 30 June 2007.

The following table presents selected consolidated financial data for Diageo: for the six month periods ended 31 December 2007 and 31 December 2006 and as at the respective period ends, derived from the unaudited interim consolidated financial information presented elsewhere in this document; and for the three years ended 30 June 2007 and as at the respective year ends, derived from Diageo's consolidated financial statements audited by Diageo's independent auditor. The unaudited interim consolidated financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six month period ended 31 December 2007 are not necessarily indicative of the results for the year ending 30 June 2008. All data is in respect of continuing operations unless otherwise stated.

	Six months ended 31 December			Year ended 30 June
Income statement data(1)(8)	2007	2007	2006	2007	2006	2005
	$ million	£ million	£ million	£ million	£ million	£ million
Sales	11,221	5,667	5,358	9,917	9,704	8,968
Operating profit	2,800	1,414	1,306	2,159	2,044	1,731
Profit for the period
Continuing operations(3)(4)	2,008	1,014	932	1,417	1,965	1,326
Discontinued operations(2)	—	—	—	139	—	73

Total profit for the period(3)(4)	2,008	1,014	932	1,556	1,965	1,399

Per share data	$	pence	pence	pence	pence	pence
Dividend per share(5)	0.26	13.20	12.55	32.70	31.10	29.55
Earnings per share
Basic
Continuing operations(3)(4)	0.74	37.6	32.8	50.2	67.2	42.8
Discontinued operations(2)	—	—	—	5.2	—	2.4

Basic earnings per share	0.74	37.6	32.8	55.4	67.2	45.2

Diluted
Continuing operations(3)(4)	0.74	37.4	32.6	49.9	66.9	42.8
Discontinued operations(2)	—	—	—	5.1	—	2.4

Diluted earnings per share	0.74	37.4	32.6	55.0	66.9	45.2

	million	million	million	million	million	million
Average number of ordinary shares(7)	2,590	2,590	2,725	2,688	2,841	2,972

	As at 31 December			As at 30 June
Balance sheet data(1)(8)	2007	2007	2006	2007	2006	2005
	$ million	£ million	£ million	£ million	£ million	£ million
Total assets	30,070	15,187	14,406	13,956	13,927	13,921
Net borrowings(6)	11,334	5,724	4,554	4,845	4,082	3,706
Equity attributable to the parent company's equity shareholders	7,611	3,844	4,101	3,972	4,502	4,459
Called up share capital(7)	1,647	832	868	848	883	883

This information should be read in conjunction with the notes on pages 6 to 9.

Notes to the selected consolidated financial data

1      IFRS accounting policies

The unaudited financial information for the six months ended 31 December 2007 and 31 December 2006 has been prepared in accordance with IAS 34 'Interim Financial Reporting' as endorsed and adopted for use in the European Union and in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB). The group adopted the provisions of IAS 39—Financial instruments recognition and measurement from 1 July 2005. As permitted under IFRS 1—First-time adoption of International Financial Reporting Standards, financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the consolidated balance sheet at 1 July 2005.

2      Discontinued operations

Discontinued operations in the years ended 30 June 2007 and 30 June 2005 are in respect of the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food business (Pillsbury, sold 31 October 2001).

3      Exceptional items

These are items which, in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items before taxation for continuing operations is as follows:

	Six months ended 31 December		Year ended 30 June
	2007 £ million	2006 £ million	2007 £ million	2006 £ million	2005 £ million
Exceptional items credited/(charged) to operating profit
Disposal of Park Royal property	—	—	40	—	—
Park Royal brewery accelerated depreciation	—	—	—	—	(29)
Seagram integration costs	—	—	—	—	(30)
Thalidomide Trust	—	—	—	—	(149)
Disposal of other property	—	—	—	—	7

	—	—	40	—	(201)

Other exceptional items
Gain on disposal of General Mills shares	—	—	—	151	221
Gains/(losses) on disposal and termination of businesses	5	—	(1)	6	(7)

	5	—	(1)	157	214

Total exceptional items	5	—	39	157	13

In the year ended 30 June 2006 there were exceptional tax credits of £315 million (2005—exceptional tax credits £78 million).

4      Taxation

The taxation charge deducted from income for the year in determining profit for the six months ended 31 December 2007 was £354 million (31 December 2006—£367 million) and for the year ended 30 June 2007 was £678 million (2006—£181 million; 2005—£599 million). Included in the taxation charge were the following items: in the year ended 30 June 2007, a net tax charge of £24 million from intra group reorganisations of brand businesses, a reduction in the carrying value of deferred tax assets primarily following a reduction in tax rates of £74 million, and a provision for settlement of tax liabilities related to the GrandMet/Guinness merger of £64 million; in the year ended 30 June 2006, an exceptional tax credit of £315 million arose principally as a consequence of the agreement with fiscal authorities of the carrying values of certain brands, which resulted in an increase to the group's deferred tax assets of £313 million; and in the year ended 30 June 2005, there were £58 million of tax credits on exceptional operating items and £20 million of tax credits on exceptional prior year business disposals.

5      Dividends

The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo's earnings, financial condition and such other factors as the board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The information provided below for the interim dividend for each six month period ended 31 December represents the dividend proposed by the directors but not approved by the board at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date. Similarly, the information provided below for the final dividend for each year ended 30 June represents the dividend proposed by the directors but not approved by the shareholders at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Six months ended 31 December		Year ended 30 June
		2007 pence	2006 pence	2007 pence	2006 pence	2005 pence
Per ordinary share	Interim	13.20	12.55	12.55	11.95	11.35
	Final	—	—	20.15	19.15	18.20

	Total	13.20	12.55	32.70	31.10	29.55

		$	$	$	$	$
Per ADS	Interim	1.05	1.01	1.01	0.88	0.81
	Final	—	—	1.62	1.42	1.30

	Total	1.05	1.01	2.63	2.30	2.11

Note: The interim dividend for the six months ended 31 December 2007 will be paid on 7 April 2008, and payment to US ADR holders will be made on 11 April 2008. In the table above, an exchange rate of £1 = $1.98 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 11 April 2008.

6      Net borrowings

Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease obligations plus interest rate fair value hedging instruments, foreign currency swaps and forwards) less cash and cash equivalents, and other liquid resources.

7      Share capital

The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. There were 2,875 million ordinary shares in issue and fully paid up at the balance sheet date (31 December 2006—2,999 million; 30 June 2007—2,931 million; 30 June 2006—3,051 million; 30 June 2005—3,050 million). Of these, 26 million (31 December 2006—37 million; 30 June 2007—33 million; 30 June 2006—42 million; 30 June 2005—43 million) were held in employee share trusts, 261 million (31 December 2006—270 million; 30 June 2007—270 million; 30 June 2006—250 million; 30 June 2005—86 million) were held as treasury shares, and 20 million were held as treasury shares for hedging share schemes (31 December 2006—11 million; 30 June 2007—11 million; 30 June 2006—2 million; 30 June 2005—nil). These shares are deducted in arriving at equity attributable to the parent company's equity shareholders.

During the six months ended 31 December 2007, the group repurchased 46 million ordinary shares for cancellation or to be held as treasury shares at a cost including fees and stamp duty of £492 million (six months ended 31 December 2006—73 million ordinary shares, cost of £704 million; year ended 30 June 2007—141 million ordinary shares, cost of £1,405 million; year ended 30 June 2006—164 million ordinary shares, cost of £1,407 million; year ended 30 June 2005—94 million ordinary shares, cost of £710 million).

In addition the group repurchased 10 million ordinary shares to be held as treasury shares for hedging employee share scheme grants provided to employees during the period at a cost of £114 million (six months ended 31 December 2006—8 million ordinary shares, cost of £80 million; year ended 30 June 2007—9 million ordinary shares, cost of £82 million; year ended 30 June 2006—2 million ordinary shares, cost of £21 million; year ended 30 June 2005—nil, £nil).

8      Exchange rates

A substantial portion of the group's assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling, principally US dollars. For the convenience of the reader, selected consolidated financial information for the six months ended 31 December 2007 has been translated into US dollars at the noon buying rate on 31 December 2007 of £1 = $1.98.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended 31 December		Year ended 30 June
	2007 $	2006 $	2007 $	2006 $	2005 $
Period end	1.98	1.96	2.01	1.85	1.79
Average rate	2.03	1.91	1.93	1.78	1.86

CAPITALISATION AND INDEBTEDNESS

The following table sets out on an IFRS basis the unaudited capitalisation of Diageo as at 31 December 2007:

31 December 2007 £ million
Short term borrowings and bank overdrafts (including current portion of long term borrowings)	1,372

Long term borrowings
Due from one to five years	2,403
Due after five years	2,751

5,154
Finance lease obligations	11
Equity minority interests	207

Equity attributable to equity shareholders of the parent company
Called up share capital	832
Share premium	1,342
Capital redemption reserve	3,111
Cash flow hedging reserve	4
Currency translation reserve	60
Own shares	(2,596)
Retained earnings	1,091

3,844

Total capitalisation	9,216

Notes

1.
At 31 December 2007, the group had cash and cash equivalents of £811 million.

2.
At 31 December 2007, £73 million of the group's net borrowings due within one year and £41 million of the group's net borrowings due after more than one year were secured.

3.
At 31 December 2007, the total authorised share capital of Diageo consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 2,874,704,971 ordinary shares were issued and fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.

4.
On 28 January 2008 Diageo entered into an agreement to acquire Rosenblum Cellars for $105 million. The acquisition completed on 29 February 2008.

  On 5 February 2008 Diageo entered into an agreement to form a new 50:50 company with the Nolet family, owner of Ketel One, giving the new company the exclusive global rights to market, sell and distribute the brand in perpetuity. Diageo will consolidate the new company with a minority interest. Diageo has agreed to pay $900 million for a 50% equity stake in the newly formed company, which will be based in the Netherlands. The Nolet family will have an option to sell their 50% share in the new company to Diageo for $900 million plus interest in years 4 or 5 after completion. If the Nolet family exercise their option to sell and should Diageo choose not to buy, Diageo will pay $100 million and the Nolet family may then pursue a sale of their 50% share to a third party. The transaction is expected to complete by the end of March 2008, subject to regulatory approvals and other conditions.

5.
In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£101 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial information, at 31 December 2007 the group has given performance guarantees and indemnities to third parties of £106 million.

6.
In the period 1 January 2008 to 29 February 2008, the company acquired 23 million shares as part of the company's share buyback programmes and subsequently cancelled them for a total consideration of £241 million including expenses.

7.
Save as disclosed above there has been no material change since 31 December 2007 in the group's net borrowings, performance guarantees, indemnities and capitalisation.

BUSINESS REVIEW

Information presented

Diageo is the world's leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate across beer, wine and spirits. Diageo's brands have broad consumer appeal across geographies; as a result, the business is organised under the business areas of North America, Europe, International and Asia Pacific and the business analysis is presented on this basis. The following discussion is based on Diageo's results for the six months ended 31 December 2007 compared with the six months ended 31 December 2006.

The unaudited financial information for the six months ended 31 December 2007 has been prepared in accordance with IAS 34 'Interim Financial Reporting' as endorsed and adopted for use in the European Union and IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB).

In the discussion of the performance of the business, net sales, which is defined as sales after deducting excise duties, are presented in addition to sales, since sales reflect significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the invoiced cost and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and costs, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

The underlying performance on a constant currency basis and excluding exceptional items and the impact of acquisitions and disposals is referred to as 'organic' performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Presentation of information in relation to the business

In addition to describing the significant factors affecting the income statement compared to the prior period for the six months ended 31 December 2007, additional information is also presented on the operating performance and cash flows of the group.

There are several principal key performance indicators (some of which are non-GAAP measures) used by the group's management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales and operating profit, and free cash flow. These key performance indicators are described below:

Volume    has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divided by five.

Organic movements    in volume, sales, net sales, operating profit and operating margin are measures not specifically used in the consolidated financial information itself (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This strips out the effect of exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market's management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control.

Exceptional items, acquisitions and disposals also impact on the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of acquisitions, disposals and exceptional items is referred to as 'organic' performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Diageo's strategic planning and budgeting process is based on organic movements in volume, sales, net sales, operating profit and operating margin and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group's management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group's management believes these measures provide valuable additional information for users of the financial information in understanding the group's performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not a replacement for, the comparable GAAP measures.

Free cash flow    is a non-GAAP measure that comprises net cash flow from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash flow from investing activities. The group's management believes the measure assists users of the financial information in understanding the group's cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, relate to the purchase and disposal of subsidiaries, associates and businesses. The group's management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts, which the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares — each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for its own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Other definitions

Exceptional items are those that in management's judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

Volume share is a brand's volume when compared to the volume of all brands in its segment. Value share is a brand's retail sales when compared to the retail sales of all brands in its segment. Share of voice is the media spend of a particular brand when compared to all brands in its segment. Unless otherwise stated, share refers to volume share. Market share data is taken from industry sources in the markets in which Diageo operates. Diageo believes that all of the information in this document that is based on statements from industry sources is reliable.

References to ready to drink include progressive adult beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caesar, Smirnoff Caipiroska, Smirnoff Signatures, Smirnoff Source, Smirnoff Fire, Smirnoff Raw Tea and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia.

Operating results for the six months ended 31 December 2007 compared with the six months ended 31 December 2006

Summary consolidated income statement

	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million
Sales	5,667	5,358
Excise duties	(1,380)	(1,336)

Net sales	4,287	4,022
Operating costs	(2,873)	(2,716)

Operating profit	1,414	1,306
Sale of businesses	5	—
Net finance charges	(156)	(98)
Share of associates' profit after tax	105	91

Profit before taxation	1,368	1,299
Taxation	(354)	(367)

Profit for the period	1,014	932

Attributable to:
Equity shareholders of the parent company	975	895
Minority interests	39	37

	1,014	932

Sales and net sales

On a reported basis, sales increased by £309 million from £5,358 million in the six months ended 31 December 2006 to £5,667 million in the six months ended 31 December 2007. On a reported basis net sales increased by £265 million from £4,022 million in the six months ended 31 December 2006 to £4,287 million in the six months ended 31 December 2007. Exchange rate movements decreased reported sales and net sales by £12 million. Disposals resulted in a net decrease in reported sales and net sales of £4 million for the period.

Operating costs

On a reported basis, operating costs increased by £157 million in the six months ended 31 December 2007 due to an increase in cost of sales of £143 million, from £1,534 million to £1,677 million and an increase in marketing costs of £17 million, from £626 million to £643 million, offset by a decrease in other operating expenses of £3 million, from £556 million to £553 million. The impact of exchange rate movements increased total operating costs by £1 million.

Post employment plans

Post employment costs for the six months ended 31 December 2007 of £25 million (2006—£28 million) comprised amounts charged to operating profit of £48 million (2006—£52 million) and finance income of £23 million (2006—£24 million).

At 31 December 2007, Diageo's deficit before taxation for all post employment plans was £385 million (30 June 2007—£419 million). The decrease in the deficit is primarily a result of higher returns on assets for the UK pension plans offset by an increase in the inflation assumption.

Operating profit

Operating profit for the six months ended 31 December 2007 increased by £108 million to £1,414 million from £1,306 million in the comparable prior period. Exchange rate movements reduced operating profit for the six months ended 31 December 2007 by £13 million.

Net finance charges

Net finance charges increased by £58 million from £98 million in the six months ended 31 December 2006 to £156 million in the six months ended 31 December 2007.

The net interest charge increased by £37 million from £120 million in the prior year to £157 million in the six months ended 31 December 2007. This increase principally resulted from the increase in net borrowings in the period and maturing US dollar fixed debt being refinanced at higher market rates and the increase in average floating rates on Euro and sterling denominated debt. Exchange rate movements reduced the net interest charge by £3 million.

Other net finance income of £1 million (2006—£22 million) included income of £23 million (2006—£24 million) in respect of the group's post employment plans. Other finance charges in the six months to 31 December 2007 include £2 million (2006—£4 million income) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity, £5 million (2006—nil) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement, £8 million (2006—£6 million) unwinding of discounts on liabilities and £7 million (2006—nil) on the conversion of cash transferred out of Diageo subsidiaries in countries where exchange controls are in place.

Associates

The group's share of profits of associates after interest and tax was £105 million for the six months ended 31 December 2007 compared to £91 million in the comparable period last year. Diageo's 34% equity interest in Moët Hennessy contributed £96 million to share of profits of associates after interest and tax (2006—£84 million).

Profit before taxation

Profit before tax increased by £69 million from £1,299 million to £1,368 million in the six months ended 31 December 2007, primarily as a result of increased operating profit, offset by higher net finance charges in the period.

Taxation

The tax charge is based upon the estimate of the tax rate expected for the full financial year.

The reported tax rate for the six months ended 31 December 2007 is 26% compared with 28.3% for the six months ended 31 December 2006. Factors that led to a higher reported tax rate for the six months ended 31 December 2006 were a provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger and a reduction in the carrying value of deferred tax assets.

Exchange rates

The estimated effect of exchange rate movements on the results for the six months ended 31 December 2007 as compared with the results for the six months ended 31 December 2006 is as follows:

Gains/ (losses) £ million
Operating profit
Translation impact	(20)
Transaction impact	7
Associates
Translation impact	3
Transaction impact	—
Interest and other finance charges
Translation impact—interest	3
Net exchange movements on short term intercompany loans	(6)
Net exchange movements on undesignated net debt	(5)

Total exchange effect on profit before taxation	(18)

	Six months ended 31 December 2007	Six months ended 31 December 2006
Exchange rates
Translation US$/£ rate	2.03	1.91
Translation €/£ rate	1.43	1.48
Transaction US$/£ rate	1.88	1.87
Transaction €/£ rate	1.41	1.44

The weakening of the US dollar had adverse translation and transaction effects on operating profit and a favourable impact on US dollar denominated interest charges.

Dividend

An interim dividend of 13.20 pence per share will be paid to holders of ordinary shares and ADRs on the register on 7 March 2008. This represents an increase of 5.2% on last year's interim dividend. The interim dividend will be paid to shareholders on 7 April 2008. Payment to US ADR holders will be made on 11 April 2008. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 17 March 2008.

Trading performance

The following discussion provides additional commentary on the trading performance of the business compared with the equivalent period in the prior year. In the discussion, movements are described as 'reported' or 'organic' performance. 'Reported' means that the measure reflects movement in the number disclosed in the financial information. 'Organic' means the movement excluding the impact of exchange, acquisitions and disposals and exceptional items. In the discussion under 'organic brand performance' for each market, movements given for sales, net sales, marketing expenditure and operating profit are organic movements. Comparisons are with the equivalent period in the last financial year.

The following comparison of the six months ended 31 December 2007 with the six months ended 31 December 2006 includes tables which present the exchange, acquisitions and disposals, and organic components of the period on period movement for each of volume, sales, net sales, marketing expenditure and operating profit.

Organic movements in the tables below are calculated as follows:

The organic movement percentage is the amount in the column headed 'Organic movement' in the tables below expressed as a percentage of the aggregate of the columns headed 2006 Reported, the column headed Exchange and the amounts in respect of transfers (see note (1) below) and disposals included in the column headed Transfers and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period's exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for transfers and disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period's performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

Organic movement in operating margin is the difference between the 2007 reported operating margin (operating profit excluding exceptional items expressed as a percentage of sales) and an operating margin where the amounts for each of sales and operating profit are the aggregate of those captions in the columns headed 2006 Reported, the column headed Exchange and the amounts in respect of transfers (see note (1) to the tables below) and disposals included in the column headed Transfers and disposals. Organic movement in operating margin is calculated as the movement amount in margin percentage, expressed in basis points between the operating margin for the prior period results at current year exchange rates and after adjusting for transfers and disposals and the operating margin for the current period results. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

The organic movement calculations for volume, sales, net sales and operating profit for the six months ended 31 December 2007 were as follows:

	2006 Reported units million	Organic movement units million	2007 Reported units million	Organic movement %
Volume
North America	26.5	0.7	27.2	3
Europe	23.0	0.7	23.7	3
International	19.5	1.4	20.9	7
Asia Pacific	6.7	0.4	7.1	6

Total	75.7	3.2	78.9	4

	2006 Reported £ million	Exchange(2) £ million	Transfers(1) and disposals £ million	Organic movement £ million	2007 Reported £ million	Organic movement %
Sales
North America	1,543	(78)	(4)	85	1,546	6
Europe	2,122	39	(1)	57	2,217	3
International	1,070	20	1	186	1,277	17
Asia Pacific	585	7	—	(10)	582	(2)
Corporate	38	—	—	7	45	19

Total sales	5,358	(12)	(4)	325	5,667	6

	2006 Reported £ million	Exchange(2) £ million	Transfers(1) and disposals £ million	Organic movement £ million	2007 Reported £ million	Organic movement %
Net sales
North America	1,313	(65)	(4)	77	1,321	6
Europe	1,357	28	(1)	49	1,433	4
International	884	23	1	142	1,050	16
Asia Pacific	430	2	—	6	438	1
Corporate	38	—	—	7	45	19

Total net sales	4,022	(12)	(4)	281	4,287	7
Excise duties	1,336	—	—	44	1,380

Total sales	5,358	(12)	(4)	325	5,667

	2006 Reported £ million	Exchange(2) £ million	Transfers(1) £ million	Organic movement £ million	2007 Reported £ million	Organic movement %
Operating profit
North America	486	(25)	—	30	491	7
Europe	484	11	3	11	509	2
International	298	(4)	(6)	59	347	20
Asia Pacific	115	—	(3)	(13)	99	(12)
Corporate	(77)	5	6	34	(32)	52

Total	1,306	(13)	—	121	1,414	9

Notes

(1)
Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of certain net overheads from corporate to the regions. Transfers reduced restated prior year operating profit for International and Asia Pacific by £6 million and £3 million respectively and reduced net costs in Europe and Corporate by £3 million and £6 million respectively.

(2)
The exchange adjustments for sales, net sales and operating profit are principally in respect of the US dollar and the euro.

Brand performance for the six months ended 31 December 2007

	Volume movement* %	Reported net sales movement %	Organic net sales movement %
Global priority brands	5	6	7
Local priority brands	4	6	6
Category brands	3	9	9
Total	4	7	7

Key spirits brands**:
Smirnoff vodka	9	10	11
Johnnie Walker	5	12	10
Captain Morgan	7	6	11
Baileys	5	6	6
JεB	5	10	8
José Cuervo	(4)	(7)	(3)
Tanqueray	5	6	11
Crown Royal—North America	5	5	10
Buchanan's—International	8	33	14
Windsor—Asia Pacific	42	(23)	(20)
Guinness	3	6	6
Ready to drink	(3)	(2)	(1)

*
Reported and organic volume movements are the same for all brands and all regions

**
Spirits brands excluding ready to drink

Smirnoff performed strongly with net sales growth in each region. The principal driver was North America where strong marketing campaigns drove both net sales growth and share gains. In Great Britain, Brazil, India, Australia and South Africa Smirnoff also achieved significant growth supported by focused marketing investment.

Johnnie Walker's performance was driven by International where net sales were up 16% and by Europe where net sales were up 13%. Volume growth of 7% in Johnnie Walker Black Label and price increases in a number of markets drove mix.

Captain Morgan had a strong first half with double-digit net sales growth in each region, supported by increased marketing investment.

Baileys growth was driven by Great Britain and Russia in Europe and by International. Net sales of Baileys Original Irish Cream were up across all regions as Baileys flavours renewed interest in the core brand.

JεB has been reinvigorated by a new advertising campaign and new packaging. International and Europe were the key growth drivers.

While the growth of the super and ultra premium tequila segments has had a negative impact on José Cuervo, innovation such as super premium José Cuervo Platino and advertising focus has improved mix.

Tanqueray grew net sales 11% on volume growth of 5%. The principal driver was the growth in North America following the launch of Tanqueray Rangpur and a price increase on the core brand. Net sales growth was delivered in all regions.

Within local priority brands Crown Royal in North America performed strongly with improvement in price/mix. Growth in Buchanan's was driven by continued strong performance in Latin American markets and by strong growth in North America where net sales grew 31%. In Korea, Windsor maintained number one position in the market. Volume was up as a result of shipment timing due to the third party distributor arrangements in place in the half which also reduced net sales per case.

Guinness grew net sales in its four largest markets, Great Britain, Ireland, Nigeria and the US as marketing investment increased behind successful new campaigns in each market.

Ready to drink net sales were down 1%. Strong growth of Bundaberg and Cola in Australia and Smirnoff ready to drink in Brazil and Africa offset most of the impact of the segment's decline in North America and Europe.

Changes in local priority brand classification

The following changes reflect the classification of brands to a regional basis rather than a single market basis in June 2007.

In Europe the following brands were classified as local priority brands in the single markets indicated: Archers schnapps (Great Britain), Bell's Extra Special whisky (Great Britain), Cacique rum (Spain), Cardhu whisky (Spain), Gordon's gin (Great Britain), Budweiser lager (Ireland), Carlsberg lager (Ireland), Harp lager (Ireland) and Smithwick's ale (Ireland). These brands are now classified as local priority brands in Europe.

In International the following brands were classified as local priority brands in the single markets indicated: Bell's Extra Special whisky (South Africa), Buchanan's De Luxe whisky (Venezuela), Malta Guinness non-alcoholic malt (Africa), Pilsner lager (Africa), Tusker lager (Africa) and Red Stripe lager (Jamaica). These brands are now classified as local priority brands in International.

In Asia Pacific the following brands were classified as local priority brands in the single markets indicated: Old Parr whisky (Japan), Dimple/Pinch whisky (Korea), Bundaberg rum (Australia) and Windsor Premier whisky (Korea). These brands are now classified as local priority brands in Asia Pacific.

In North America the following brands were moved from local priority brands to category brands to reflect the priority brand focus of the region: Goldschlager, Gordon's gin, Myers rum, Romana Sambuca and Rumple Minze. In addition, Chalone and other US wines brands were moved from category brands to local priority brands for the region. The following brands remain local priority brands for the North America region: Buchanan's De Luxe whisky, Crown Royal Canadian whisky, Seagrams 7 Crown American whiskey, Seagrams VO Canadian whisky, Beaulieu Vineyard wine and Sterling Vineyards wine.

In the comparison of the six months ended 31 December 2007 against 31 December 2006 all comparative figures have been restated to be on a consistent basis.

Analysis by region

North America

Summary:

•
Priority spirit brands continued to drive growth

•
Premiumisation drove mix improvement with acceleration in growth of reserve brands

•
Investment in overhead has constrained growth in operating profit

•
Innovation delivered one third of the growth in net sales

Key measures:	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million	Reported movement %	Organic movement %
Volume			3	3
Net sales	1,321	1,313	1	6
Marketing spend	201	206	(2)	4
Operating profit	491	486	1	7

Reported performance

Net sales were £1,321 million in the six months ended 31 December 2007 up £8 million from £1,313 million in the comparable prior period. Reported operating profit increased by £5 million from £486 million to £491 million in the six months ended 31 December 2007.

Organic performance

The weighted average exchange rate used to translate US dollar sales and operating profit moved from £1 = $1.91 in the six months ended 31 December 2006 to £1 = $2.03 in the six months ended 31 December 2007. Exchange rate impacts decreased net sales by £65 million. Disposals decreased net sales by £4 million and there was an organic increase in net sales of £77 million. Exchange rate impacts reduced operating profit by £25 million. There was an organic increase in operating profit of £30 million.

Brand performance for the six months ended 31 December 2007

	Volume movement* %	Reported net sales movement %	Organic net sales movement %
Global priority brands	3	(1)	4
Local priority brands	4	5	10
Category brands	2	1	9
Total	3	1	6

Key spirits brands**:
Smirnoff vodka	8	7	12
Johnnie Walker	5	4	10
Captain Morgan	6	5	11
Baileys	(3)	(6)	(2)
José Cuervo	(4)	(8)	(2)
Tanqueray	6	5	12
Crown Royal	5	5	10
Guinness	2	—	5
Ready to drink	(12)	(13)	(9)

*
Reported and organic volume movements are the same for all brands and all regions

**
Spirits brands excluding ready to drink

Diageo North America continued to drive broadly based growth. Price increases were taken on the majority of the priority brands and price/mix improved across spirits. Net sales of spirits were up 8%, beer up 6% and wine up 12%. Weakness in the ready to drink brands in the US, with net sales down 9%, cost the region 1 percentage point of net sales growth overall.

Smirnoff vodka grew volume 8% on the continued strong performance of Smirnoff Red and the growth in Smirnoff flavours, which benefited from the successful marketing campaign highlighting how to make cocktails at home. Net sales increased 12% following price increases in key markets. Smirnoff's share of the vodka category increased 0.3 percentage points.

Johnnie Walker volume grew 5% with growth achieved across all variants. Stronger performance within Johnnie Walker Black Label and super deluxe combined with price increases, drove 10% net sales growth. Johnnie Walker continued to lead the category finding growth opportunities in a declining category and share was up a further 1.6 percentage points. Johnnie Walker has now gained share for the last four consecutive calendar years.

Captain Morgan volume was up 6% and net sales up 11% as price increases were implemented. Strong marketing campaigns continued to build the brand with consumers. Captain Morgan maintained share of the rum category.

Baileys volume and net sales were down 3% and 2% respectively as Baileys flavours lapped the national launch in the prior period. Baileys Original Irish Cream grew volume and net sales as price increases were taken and strong holiday and multicultural marketing, with singer John Legend, drove growth. Baileys' share of the cordials and liqueur category increased 0.2 percentage points against an overall category decline.

While José Cuervo volume decreased 4%, net sales decreased 2% as price increases were implemented. Category growth was driven by the super premium segment and therefore advertising has been refocused on the super premium José Cuervo brands such as José Cuervo Black Medallion and José Cuervo Tradicional. An innovation, José Cuervo Platino, has also been launched in the super premium segment.

Tanqueray volume grew 6% and net sales increased 12% driven by price increases on the core brand and Tanqueray Rangpur, an innovation launched nationally in February 2007, which continued to build distribution and attract consumers. Tanqueray grew share 2.2 percentage points against an overall decline in the gin category.

Crown Royal grew volume 5% and net sales 10% benefiting from both price increases and innovation as the new super premium Crown Royal Cask 16 improved mix within the brand. Crown Royal grew share 0.4 percentage points in the North American whiskey category.

Guinness held share in the import beer segment with volume up 2% and net sales up 5% with mix improvement and price increases.

Local priority brand volume was up 4%. Seagram's 7 Crown and Seagram's VO were broadly flat and growth was driven by the higher margin brands. As a result net sales were up 10% with Buchanan's up 31% and US wine up 11% driven by double-digit growth of Chalone brands and Sterling Vineyards. Diageo Chateau and Estate grew share of the premium wine segment 0.7 percentage points.

Category brands grew net sales 9% on volume growth of 2%. Favourable mix was driven by the growth of Don Julio, the Classic Malts and French agency and other import wines. Don Julio is the clear number two in the premium tequila segment growing share 0.5 percentage points. The Classic Malts' performance was driven by double-digit growth on Dalwhinnie, Oban and Talisker.

Ready to drink declined in a declining segment, with volume down 12% and net sales down 9%. Ready to drink consists of progressive adult beverages and spirit based cocktails. The overall decline was driven by progressive adult beverages which includes Smirnoff Ice. Diageo lost 0.3 percentage points in share but remained the clear segment leader. Spirits based cocktails showed good momentum with the introduction of Smirnoff cocktails, a new innovation and continued growth in consumer off take of José Cuervo Golden Margaritas.

Overall marketing increased 4% with spending increases directed toward the reserve brands and new product launches such as Crown Royal Cask 16 and Smirnoff cocktails.

Europe

Summary:

•
Performance improvement continued in the first half

•
Guinness returned to growth supported by increased marketing spend

•
Growth of key spirits brands driven by Great Britain, Russia and Eastern Europe

•
Premiumisation continued across the region, led by Johnnie Walker Black Label and Smirnoff Black

Key measures:	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million	Reported movement %	Organic movement %
Volume			3	3
Net sales	1,433	1,357	6	4
Marketing spend	228	208	10	7
Operating profit	509	484	5	2

Reported performance

Net sales were £1,433 million in the six months ended 31 December 2007, up £76 million from £1,357 million in the comparable prior period. Reported operating profit increased by £25 million from £484 million to £509 million in the six months ended 31 December 2007.

Organic performance

The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.48 in the six months ended 31 December 2006 to £1 = €1.43 in the six months ended 31 December 2007. Exchange rate impacts increased net sales by £28 million. Transfers between markets decreased net sales by £1 million and there was an organic increase in net sales of £49 million. Exchange rate impacts increased operating profit by £11 million. Transfers between markets increased operating profit by £3 million and there was an organic increase in operating profit of £11 million.

Brand performance for the six months ended 31 December 2007

	Volume movement* %	Reported net sales movement %	Organic net sales movement %
Global priority brands	4	7	5
Local priority brands	(1)	—	(2)
Category brands	3	7	5
Total	3	6	4

Key spirits brands**:
Smirnoff vodka	6	6	4
Johnnie Walker	6	16	13
Baileys	7	10	7
JεB	—	8	4
Guinness	3	6	4
Ready to drink	(11)	(14)	(15)

*
Reported and organic volume movements are the same for all brands and all regions

**
Spirits brands excluding ready to drink

Volume grew 3% and positive price/mix contributed to net sales growth of 4%. Strong performance in Great Britain, Russia and Eastern Europe offset weaker performance in Iberia and Greece. Global priority brands benefited from increased marketing spend of 11% with Guinness, Smirnoff and Baileys the key beneficiaries.

Smirnoff vodka volume increased 6% while net sales increased 4%. The brand performed strongly in Great Britain benefiting from two new marketing campaigns and a simplified Christmas pricing strategy. New marketing campaigns in Ireland also drove increases in both net sales and share.

Johnnie Walker volume was up 6% and net sales increased 13% as a result of strong growth in Russia, Eastern Europe, Benelux and Spain. In Spain net sales of Johnnie Walker Red Label grew 11% and the brand increased share 1.7 percentage points. The growth of Johnnie Walker Black Label in Russia and Eastern Europe combined with price increases drove positive mix.

Baileys volume and net sales increased 7%. In the key Great Britain market Baileys net sales increased 11%. The return to growth of Baileys Original Irish Cream was a result of the simplified Christmas pricing strategy. Russia again delivered strong growth and the launch of Baileys flavours was extended to Hungary and the Czech Republic. Marketing spend grew 11% and the brand launched its first regional campaign across Europe with a successful digital promotion.

Strong performance of JεB in France and Eastern Europe drove net sales growth of 4%. In Spain, while volume was down 5% as a result of the continued decline of the standard scotch segment, price increases drove 3% net sales growth.

Captain Morgan net sales grew 12% across the region. This growth was supported with marketing investment up over 60%.

Guinness returned to growth with volume up 3% and net sales up 4%. Increased marketing spend, up 20% for the first half, was a major contributor to this turnaround. In both Great Britain and Ireland, the success of new advertising campaigns were key factors in the improvement. In a declining beer category Guinness grew 8 percentage points ahead of the category to gain 0.5 percentage points of share, consolidating its position as the number three on trade beer brand in Great Britain. In Ireland Guinness grew net sales 3% and gained 1.3 percentage points of share in the on trade supported by a slow down in the consumer switch to the off trade.

Total ready to drink volume declined 11% and net sales declined 15%, primarily driven by Smirnoff Ice in Great Britain and France.

Within local priority brands, Bell's and Gordon's in Great Britain benefited from the simplified Christmas pricing strategy, increased off trade visibility for Bell's over the seasonal period and a stronger print campaign for Gordon's. This performance was offset by Cacique in Spain, local beer brands in Ireland and Gordon's in Continental Europe.

Category brand volume increased 3% and net sales increased 5% as strong performance in scotch offset the decline in Pimm's which was impacted by the poor summer weather.

International

Summary:

•
Double-digit net sales growth achieved in Latin America, Africa and Global Travel and Middle East

•
Beer brands continue to grow strongly in Africa with spirits brands now delivering a third of the growth

•
Strong net sales growth of scotch brands across Latin America and in South Africa and Global Travel and Middle East

•
Focus on categories outside of scotch and beer drove broader based growth

Key measures:	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million	Reported movement %	Organic movement %
Volume			7	7
Net sales	1,050	884	19	16
Marketing spend	125	112	12	14
Operating profit	347	298	16	20

Reported performance

Net sales were £1,050 million in the six months ended 31 December 2007, up £166 million from £884 million in the comparable prior period. Reported operating profit increased by £49 million from £298 million to £347 million in the six months ended 31 December 2007.

Organic performance

Exchange rate impacts increased net sales by £23 million. Transfers between regions increased net sales by £1 million and there was an organic increase in net sales of £142 million. Exchange rate impacts reduced operating profit by £4 million and transfers of costs between regions reduced operating profit by £6 million. There was an organic increase in operating profit of £59 million.

Brand performance for the six months ended 31 December 2007

	Volume movement* %	Reported net sales movement %	Organic net sales movement %
Global priority brands	9	17	16
Local priority brands	7	25	18
Category brands	5	17	13
Total	7	19	16

Key spirits brands**:
Smirnoff vodka	10	23	21
Johnnie Walker	10	21	16
Baileys	8	15	15
Buchanan's	8	33	14
Guinness	5	11	14
Ready to drink	5	12	14

*
Reported and organic volume movements are the same for all brands and all regions

**
Spirits brands excluding ready to drink

Growth was led by the global priority brands with net sales up 16%, driven by Johnnie Walker, Guinness and Smirnoff. Price/mix improvement was achieved across global priority, local priority and category brands.

Smirnoff vodka delivered volume and net sales growth throughout the region, up 10% and 21% respectively. The key markets were Brazil and South Africa where the vodka category displayed strong growth. In both these markets Smirnoff is the category leader and strong marketing campaigns helped to drive further share gains.

Johnnie Walker volume was up 10% as a result of strong growth across the region. This was fuelled by growth in Latin America, especially in Mexico, South Africa and the Middle East. Net sales were up 16% driven by price increases implemented in Latin America and Global Travel and Middle East.

Baileys volume was up 8% and net sales were up 15% as premium priced gift packs and consumer promotions in Global Travel and the launch of Baileys flavours in Mexico drove overall growth.

Buchanan's is the clear leader in the deluxe scotch segment in Venezuela and Mexico and strong consumer demand in these two markets drove overall volume growth, up 8%. Net sales grew 14% as price increases were implemented.

Guinness delivered 5% volume growth driven by the successful "Guinness Greatness" campaign, economic expansion in East Africa and a positive performance in Cameroon. Price increases and a benefit from changes in excise tax in some markets have resulted in strong price/mix with net sales up 14%.

JεB also delivered strong growth in the region with volume up 18% fuelled by strong consumer demand in Mexico, South Africa and Global Travel. Price increases implemented in South Africa and Global Travel led to net sales up 24%.

Local priority brands grew volume 7% and net sales 18%. Buchanan's, Tusker and Pilsner all delivered double-digit net sales growth as price increases were implemented following successful advertising campaigns. Malta Guinness also grew net sales by double-digits driven by Nigeria and Ghana.

Category brands grew volume 5% driven by the growth of beer brands in Africa. Price/mix was achieved as a result of significant price increases on lower priced scotch brands in Latin America and as a result net sales were up 13%.

Ready to drink volume increased 5%. This was the result of growth in Smirnoff ready to drink brands, particularly the launch of new flavours of Smirnoff Caipiroska in Brazil, continued growth of Smirnoff Ice in Nigeria and Smirnoff ready to drink in South Africa. Net sales grew 14% mainly as a result of price increases in Venezuela and South Africa.

Most African markets delivered double-digit net sales growth, however East Africa and South Africa drove overall performance, with net sales up 26% and 25% respectively.

In East Africa this was the result of successful marketing campaigns on Guinness and Tusker and expanded distribution of Senator beer. In South Africa Diageo's scotch brands drove the growth as they continued to outperform a growing and competitive category in both volume and net sales terms with price increases implemented across most brands.

Net sales grew 11% and 25% respectively in Nigeria and Ghana, with strong performances from Guinness and Malta Guinness. This was driven by price increases which were implemented on these key brands.

Strong consumer demand for scotch has driven performance in both Venezuela and Mexico. In Venezuela net sales grew 10% and in Mexico increased investment behind the sales force and expansion of the customer base led to share gains and net sales up 31%.

In the Paraguay, Uruguay and Brazil hub net sales were up 7% with Smirnoff vodka and ready to drink the key drivers. The new marketing campaign on Smirnoff vodka combined with expansion into other regions resulted in volume growth ahead of the category despite taking two price rises in the last year. Smirnoff ready to drink also benefited from the campaign.

Performance in Global Travel and Middle East where volume was up 7% and net sales up 14% was driven by Johnnie Walker, particularly Johnnie Walker Black Label and super deluxe which benefited from increased visibility behind the "Winners stay in control" campaign in Global Travel. Price increases drove the price/mix improvement.

Asia Pacific

Summary:

•
Continued growth in consumer demand

•
Improved performance in Australia led by continued strength of the ready to drink segment

•
Continued share gains in deluxe scotch in China

•
Loss of import licence in Korea reduced operating profit in the half

•
Launch of new brands in India strengthened the route to market

Key measures:	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million	Reported movement %	Organic movement %
Volume			6	6
Net sales	438	430	2	1
Marketing spend	89	100	(11)	(12)
Operating profit	99	115	(14)	(12)

Reported performance

Net sales were £438 million in the six months ended 31 December 2007, up £8 million from £430 million in the comparable prior period. Reported operating profit decreased by £16 million from £115 million to £99 million in the six months ended 31 December 2007.

Organic performance

Exchange rate impacts increased net sales by £2 million. There was an organic increase in net sales of £6 million. Transfers between regions decreased operating profit by £3 million and there was an organic decrease in operating profit of £13 million.

Brand performance for the six months ended 31 December 2007

	Volume movement* %	Reported net sales movement %	Organic net sales movement %
Global priority brands	4	4	4
Local priority brands	16	(8)	(7)
Category brands	3	10	7
Total	6	2	1

Key spirits brands**:
Smirnoff vodka	23	37	31
Johnnie Walker	(5)	(2)	(1)
Windsor	42	(23)	(20)
Guinness	(10)	(5)	(3)
Ready to drink	12	20	14

*
Reported and organic volume movements are the same for all brands and all regions

**
Spirits brands excluding ready to drink

Smirnoff vodka continued to deliver strong growth with volume up 23% driven by India and Australia. A focus on Smirnoff flavours in these markets, the growth of Smirnoff Black in Australia and a price increase in India resulted in price/mix improvement with net sales up 31%.

The performance of Johnnie Walker was impacted by closures in the Indian duty free channel and lower shipments into China, although Johnnie Walker gained share in the growing deluxe scotch segment in China. Price/mix of 4 percentage points was driven by price increases in a number of markets.

Guinness volume declined 10% and net sales declined 3%. This was the result of a change in tax in Japan which disrupted shipments to our distributor and a planned reduction of stock levels in Indonesia.

Australia remains the key market for Diageo's ready to drink brands in Asia Pacific and strong growth of Bundaberg and Cola, Smirnoff Ice Double Black and Johnnie Walker ready to drink, has resulted in 14% net sales growth for ready to drink in the region.

Local priority brand performance was driven by Windsor in Korea. Volume was up as a result of shipment timings, whilst net sales were impacted by third party distributor costs. Bundaberg delivered growth in both volume and net sales up 2% and 15% respectively. Growth in ready to drink positively impacted mix.

Category brands were driven by the growth of locally bottled scotch brands in India.

The loss of Diageo's import licence in Korea in July 2007 has had a significant impact on the overall growth rate for the Asia Pacific region in the first half. Following the loss of the import licence the route to market was through a third party distributor and therefore sales were recognised at the time stock was transferred to the distributor while net sales per case reduced to reflect the transfer of costs, including marketing spend, to the distributor. The net impact therefore was to increase volume and reduce net sales per case, marketing spend and operating profit. Diageo however maintained leadership of the whisky category. An application for a new import licence was submitted on 26 December 2007.

As previously reported, Diageo Korea and several of its current and former employees were subject to investigations by Korean authorities regarding various regulatory and control matters. Some of these investigations are continuing and Diageo is also investigating these matters.

On 31 December 2007, convictions for bribes paid to a Korean customs official were handed down against a current and a former Diageo Korea employee. Diageo had previously voluntarily reported the allegations relating to these convictions to the United States Department of Justice and United States Securities and Exchange Commission. On 1 February 2008, a former Diageo Korea employee was convicted for tax evasion.

In Australia there has been increased focus on the priority brands to drive profitability. This resulted in 9% growth in net sales on broadly flat volume. The fast growing ready to drink brands were a key driver of this growth as new media campaigns and up weighted investment on major sporting events such as the rugby world cup, drove growth in Bundaberg, Johnnie Walker and Smirnoff ready to drink. In spirits Johnnie Walker and Smirnoff both delivered double-digit net sales growth.

In Thailand the focus has been on improving profitability following two years of volume out performance. Low value products were discontinued and prices increased on a number of brands despite price reductions on competitor brands. Therefore volume declined 17% and net sales declined 5%. Diageo remains the leader in premium and deluxe whisky but lost volume share in the deluxe segment.

In China the scotch category is estimated to have grown by a further 20% and Diageo has again gained share. The appreciation of the RMB created a market for US dollar priced Johnnie Walker into China and therefore while consumer off take is estimated to have increased by 30%, shipments were down 8%. Diageo China became fully operational in the half and as a result, brand awareness for the brands it distributes such as Baileys and JεB increased and Smirnoff volume share was up 2 percentage points in a category growing 15%. Therefore despite a 10% fall in net sales of Johnnie Walker, overall net sales were up 2%.

In India volume grew 28% as Diageo's Bottled in India (BII) business grew as a result of improved distribution and further growth of the innovation brands, Haig and Shark Tooth. This increase was however offset by the closure of a number of high volume duty free airport retail stores and sales of Johnnie Walker halved resulting in overall net sales growth of 7%.

Corporate revenue and costs

Net sales were £45 million in the six months ended 31 December 2007, up £7 million from £38 million in the prior period. Net reported operating costs were £32 million in the six months ended 31 December 2007 and were £77 million in the six months ended 31 December 2006. A number of costs are recharged by corporate to the four regions at fixed exchange rates and the difference between these fixed rates and actual rates is included in corporate. Centrally incurred overheads and other expenses were down slightly in the period.

Liquidity and capital resources

Cash flow

A summary of the consolidated cash flow and reconciliation to movement in net borrowings for the six months ended 31 December 2007 compared to the six months ended 31 December 2006 is as follows:

	Six months ended 31 December
	2007 £ million	2006 £ million
Operating profit	1,414	1,306
Depreciation and amortisation	109	104
Movements in working capital	(707)	(515)
Dividend income and other items	14	19

Cash generated from operations	830	914
Net interest paid	(140)	(104)
Dividends paid to equity minority interests	(37)	(22)
Taxation paid	(118)	(72)

Net cash from operating activities	535	716
Net capital expenditure	(105)	(45)
Net disposal of other investments	6	1

Free cash flow	436	672
Acquisitions and disposals	4	(20)
Net purchase of own shares for share schemes	(85)	(48)
Own shares repurchased	(492)	(704)
Equity dividends paid	(523)	(524)
Exchange adjustments	(227)	159
Non-cash items	8	(7)

Increase in net borrowings	(879)	(472)

The primary source of the group's liquidity has been cash generated from operations. These funds have been used to fund share repurchases, to pay interest, dividends and taxes, and to fund capital expenditure.

Cash generated from operations decreased from £914 million to £830 million in the six months ended 31 December 2007 principally as a result of cash outflows in relation to working capital which were £192 million greater than in the prior period. This increase was principally due to increased inventory levels, including higher maturing spirit stocks and higher receivables including the impact of some later phasing of sales in the period. Net capital expenditure on property, plant and equipment increased £60 million to £105 million in the period, the biggest drivers being the capital investment in the new distillery in Scotland in the period and disposal proceeds of £30 million relating to Park Royal received in the six months ended 31 December 2006. The decrease in cash generated from operations, increased interest payments and increased capital expenditure resulted in a reduction in free cash flow of £236 million to £436 million from £672 million in the prior period.

In the six months ended 31 December 2007, Diageo purchased 46.4 million shares as part of the share buyback programme (2006—72.8 million shares) at a cost including fees of £492 million (2006—£704 million). Net payments to acquire shares for employee share schemes totalled £85 million (2006—£48 million). Equity dividends of £523 million were paid during the period (2006—£524 million). In the six months ended 31 December 2007, Diageo made no investments in business acquisitions (2006—£20 million).

Diageo continues to target a range of ratios which are currently broadly consistent with an A band credit rating.

Borrowings

The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group's net borrowings comprise the following:

31 December 2007 £ million
Overdrafts	(40)
Other borrowings due within one year	(1,332)

Borrowings due within one year	(1,372)
Borrowings due between one and three years	(1,118)
Borrowings due between three and five years	(1,285)
Borrowings due after five years	(2,751)
Interest rate fair value hedging instruments	29
Cross currency interest rate swaps	8
Foreign currency swaps and forwards	(35)
Finance leases	(11)

Gross borrowings	(6,535)
Offset by:
Cash and cash equivalents	811

Net borrowings	(5,724)

The group's gross borrowings (after foreign exchange swaps) and cash and cash equivalents at 31 December 2007 were denominated in the following currencies:

	Total £ million	US dollar %	Sterling %	Euro %	Other %
Gross borrowings (after foreign exchange swaps)	(6,535)	38	13	35	14
Cash and cash equivalents	811	22	16	15	47

Based on average net borrowings and taking into account interest rate protection, the effective interest rate for the year, excluding finance charges unrelated to net borrowings, was 5.8%.

During the six months ended 31 December 2007, the group issued a US $750 million global bond repayable in January 2013 with a coupon of 5.2% and a US $1,250 million global bond repayable in October 2017 with a coupon of 5.75%. A US $1,000 million global bond and two US $5 million medium term notes matured and were repaid in the period.

The £879 million increase in net borrowings from 30 June 2007 to 31 December 2007 includes the free cash inflow of £436 million offset by payments of £492 million to repurchase shares and a £523 million equity dividend payment.

At 31 December 2007, the group had available undrawn US$ denominated committed bank facilities of £1,623 million. Of the facilities, £502 million expire in May 2008, £452 million expire in May 2010, £543 million expire in May 2011 and £126 million expire in May 2012. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit aggregated with share of associates' profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non compliance with covenants underlying Diageo's financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

Diageo management believes that it has sufficient funding for its working capital requirements.

Hedge of net investment in foreign operations

The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign operations by holding net borrowings in foreign currencies and by using foreign currency swaps and forwards. In February 2008, the board reviewed the group's foreign exchange risk management policy and approved the following revised policy. The group's policy where a liquid foreign exchange market exists is to seek to hedge currency exposure on its net investment in foreign operations within the following percentage bands—80% to 100% for US dollars, 80% to 100% for euros and 50% to 100% for other significant currencies. This policy leaves the remaining part of the group's net investment in foreign operations subject to currency movements.

The group's previous policy was where a liquid foreign exchange market exists, to seek to hedge currency exposure on its net investment in foreign operations before net borrowings at approximately the following percentages—90% for US dollars, 90% for euros and 50% for other significant currencies.

Diageo introduced from 1 July 2005 additional processes to determine, monitor and document the effectiveness of these hedges in the context of the underlying exposure under IAS 39. Exchange differences arising on the retranslation of relevant foreign currency borrowings (including foreign exchange swaps and forwards), to the extent that they are in an effective hedge relationship, are recognised in the statement of recognised income and expense, in accordance with IAS 39.

Transaction exposure hedging

In February 2008, the board reviewed the group's foreign exchange risk management policy and approved the following revised policy. For currencies in which there is an active market, the group seeks to hedge between 60% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts. The coverage levels increase nearer to the forecast transaction date. The effective portion of the gain or loss on the hedge is recognised in the statement of recognised income and expense to the extent it is effective and recycled into the income statement at the same time as the underlying hedged transaction affects the income statement.

The group's previous policy for currencies in which there is an active market, was to seek to hedge between 80% and 100% of forecast transactional foreign exchange rate risk, for up to a maximum of 21 months forward, using forward foreign currency exchange contracts.

Under IFRS, the degree of confidence in forecast future cash flows required to achieve hedge accounting has increased. This has led to a reduction in the coverage levels initially placed up to 21 months in advance, but with coverage levels being increased nearer to the forecast transaction date. Under IAS 39 hedges are documented and tested for hedge effectiveness on an ongoing basis. Diageo expects hedges entered into to continue to be effective and therefore does not expect the impact of ineffectiveness on the income statement to be material.

Off-balance sheet arrangements

In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed debt of International Multifoods Corporation, a wholly owned subsidiary of The JM Smucker Company, to the amount of $200 million (£101 million), until November 2009. The directors are not aware of any instances of default by the borrower at present, but the ability of the borrower to continue to be in compliance with the guaranteed debt instrument, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of the borrower and its affiliates. This guarantee is unrelated to the ongoing operations of the group's business.

Save as disclosed above, neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

The following interpretations, issued by the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

IFRIC 10—Interim financial reporting and impairment (effective for annual periods beginning on or after 1 November 2006).

IFRIC 11—Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007).

The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group:

Amendment to IAS 1—Presentation of financial statements: capital disclosures (effective for annual periods beginning on or after 1 January 2007). The amendment to IAS 1 requires additional disclosures in the Annual Report on the objectives, policies and processes for managing capital. Appropriate additional disclosures will be included in the 2008 Annual Report.

Amendment to IAS 23—Borrowing costs (effective for annual periods beginning on or after 1 January 2009). The amendment to IAS 23 generally eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred and instead requires the capitalisation of such borrowing costs as part of the cost of specific assets. The group is currently assessing the impact of the amendment on the results and net assets of the group.

IFRS 8—Operating segments (effective for annual periods beginning on or after 1 January 2009). IFRS 8 contains requirements for the disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14—Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

Revised IFRS 3—Business Combinations (2008) (effective for annual periods beginning on or after 1 July 2009). IFRS 3 (2008) supersedes IFRS 3 as issued in 2004 and reconsiders the application of acquisition accounting for business combinations. The group is currently determining in which year it will first apply the new standard to subsequent acquisitions.

Amendment to IAS 27—Consolidated and Separate Financial Statements (effective for annual periods beginning on or after 1 July 2009). The amendments to IAS 27 reflect changes to the accounting for non-controlling interests and deal primarily with the accounting for changes in ownership interest in subsidiaries and the allocation of profits or losses to controlling and non-controlling interests in subsidiaries. The group is currently assessing the impact of the amendment on the results and net assets of the group.

Amendment to IAS 32—Financial Instruments: Presentation (effective for annual periods beginning on or after 1 January 2009). The amendment to IAS 32 introduces an exemption to the classification of certain financial instruments as equity, allowing certain instruments, which would normally be classified as liabilities to be classified as equity providing certain conditions are met. The group is currently assessing the impact of the amendment on the presentation of its consolidated results.

Amendment to IAS 1—Presentation of Financial Statements (effective for annual periods beginning on or after 1 January 2009). Following the amendment to IAS 32 above, IAS 1 requires additional disclosure where any such financial instruments are reclassified between financial instrument and equity. The group is currently assessing the impact of the amendment on the presentation of its consolidated results.

IFRIC 12—Service concession arrangements (effective for annual periods beginning on or after 1 January 2008).

IFRIC 13—Customer loyalty programmes (effective for annual periods beginning on or after 1 July 2008).

IFRIC 14—IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction (effective for annual periods beginning on or after 1 January 2008).

The group does not currently believe the adoption of the standards or interpretations would have a material impact on the consolidated results or financial position of the group. The amendments to IAS 23, IAS 27, IAS 32 and IAS 1, IFRS 3 (2008), IFRIC 12, IFRIC 13 and IFRIC 14 have not yet been endorsed or adopted for use in the European Union.

RECENT DEVELOPMENTS

Paul Walsh, chief executive of Diageo, commenting on the six months ended 31 December 2007 said:

'Diageo's strength is its geographic diversity with leading brands across all categories. We have again delivered broad based growth in a half when we have continued to invest behind our brands and in our routes to market. In the half net sales grew 7% and operating margin increased by 80 basis points.

'While performance was broadly based some individual areas of the business were key in driving these first half results. In North America our US spirits business again delivered strong top line growth. In Europe we have captured the opportunities offered by growing consumer demand for premium brands in Eastern Europe and Russia and we improved our sales execution in Great Britain in the key Christmas selling season. In International we have driven top line growth and margin improvement with continued strong performance across the region. Performance in Asia Pacific reflects our continued investments to build our route to market and widen our brand offerings in both India and China. In the first half overall performance in Asia Pacific has been affected by the loss of our import licence in Korea.

'Looking at our individual brand performances; Johnnie Walker has again delivered double-digit net sales growth as have Smirnoff and Captain Morgan. The performance of Guinness has also improved with net sales up 6% and share gains in Great Britain and Ireland. In addition, a new marketing campaign has reintroduced JεB to consumers in Continental Europe, Mexico and South Africa and the brand grew strongly in the first half.

'This first half performance demonstrates that our brands are well supported and our routes to market remain strong and therefore, while we continue to watch for any impact that recent financial market volatility may have on broader trading conditions, we are maintaining our guidance for 9% organic operating profit for the current fiscal year.'

The above comments were made by Paul Walsh, chief executive of Diageo, in connection with the release of the Interim Announcement published on 14 February 2008.

Recent developments in the period from 1 January 2008 to 5 March 2008

On 28 January 2008 Diageo entered into an agreement to acquire Rosenblum Cellars for $105 million. The acquisition completed on 29 February 2008.

On 5 February 2008 Diageo entered into an agreement to form a new 50:50 company with the Nolet family, owner of Ketel One, giving the new company the exclusive global rights to market, sell and distribute the brand in perpetuity. Diageo will consolidate the new company with a minority interest. Diageo has agreed to pay $900 million for a 50% equity stake in the newly formed company, which will be based in the Netherlands. The Nolet family will have an option to sell their 50% share in the new company to Diageo for $900 million plus interest in years 4 or 5 after completion. If the Nolet family exercise their option to sell and should Diageo choose not to buy, Diageo will pay $100 million and the Nolet family may then pursue a sale of their 50% share to a third party. The transaction is expected to complete by the end of March 2008, subject to regulatory approvals and other conditions.

On 27 February 2008, Diageo announced that the Korean National Tax Service had issued a new importation license to Diageo Korea, with immediate effect. Diageo transitioned the business from Sooseok, who had acted as third party distributor for Diageo's brands since 26 July 2007, and Diageo was fully operational from 3 March 2008. Stocks held by Sooseok and previously sold to the distributor by Diageo are being transferred back to Diageo.

In granting the new license the Korean authorities have included a condition specifying that by 1 April 2010 a minimum of 50% of Diageo's total scotch whisky sales volume must be bottled in Korea. Diageo will seek to engage the wider industry and review this requirement with the Korean authorities.

In the period 1 January 2008 to 29 February 2008, the company acquired and cancelled 23 million shares for a total consideration of £241 million including expenses.

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006

The unaudited condensed consolidated financial information was approved by the board of directors on 13 February 2008.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million
Sales	2	5,667	5,358
Excise duties		(1,380)	(1,336)

Net sales		4,287	4,022
Cost of sales		(1,667)	(1,534)

Gross profit		2,610	2,488
Marketing expenses		(643)	(626)
Other operating expenses		(553)	(556)

Operating profit	2	1,414	1,306
Sale of businesses	3	5	—
Net interest payable	4	(157)	(120)
Net other finance income	4	1	22
Share of associates' profits after tax		105	91

Profit before taxation		1,368	1,299
Taxation	5	(354)	(367)

Profit for the period		1,014	932

Attributable to:
Equity shareholders of the parent company		975	895
Minority interests		39	37

		1,014	932

Pence per share
Basic earnings		37.6p	32.8p
Diluted earnings		37.4p	32.6p
Average shares		2,590m	2,725m

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
RECOGNISED INCOME AND EXPENSE

	Six months ended 31 December 2007		Six months ended 31 December 2006
	£ million	£ million	£ million	£ million
Exchange differences on translation of foreign operations excluding borrowings	239		(254)
Exchange differences on borrowings and derivative net investment hedges	(212)		171
Effective portion of changes in fair value of cash flow hedges
—(losses)/gains taken to equity	(16)		15
—transferred to income statement	(46)		25
Actuarial gains on post employment plans	23		13
Tax on items taken directly to equity	2		(17)

Net expense recognised directly in equity		(10)		(47)
Profit for the period		1,014		932

Total recognised income and expense for the period		1,004		885

Attributable to:
—equity shareholders of the parent company		958		856
—minority interests		46		29

Total recognised income and expense for the period		1,004		885

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2007		30 June 2007		31 December 2006
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		4,440		4,383		4,399
Property, plant and equipment		2,008		1,932		1,889
Biological assets		2		12		3
Investments in associates		1,682		1,436		1,405
Other investments		124		128		72
Other receivables		19		17		14
Other financial assets		82		52		51
Deferred tax assets		694		771		837
Post employment benefit assets		20		38		17

			9,071		8,769		8,687
Current assets
Inventories	6	2,695		2,465		2,474
Trade and other receivables		2,541		1,759		2,183
Other financial assets		69		78		87
Cash and cash equivalents	7	811		885		975

			6,116		5,187		5,719

Total assets			15,187		13,956		14,406

Current liabilities
Borrowings and bank overdrafts	7	(1,372)		(1,535)		(1,279)
Other financial liabilities		(99)		(43)		(24)
Trade and other payables		(2,180)		(1,888)		(2,021)
Corporate tax payable		(799)		(673)		(788)
Provisions		(64)		(60)		(66)

			(4,514)		(4,199)		(4,178)
Non-current liabilities
Borrowings	7	(5,154)		(4,132)		(4,222)
Other financial liabilities		(96)		(104)		(82)
Other payables		(31)		(38)		(11)
Provisions		(278)		(274)		(287)
Deferred tax liabilities		(658)		(582)		(560)
Post employment benefit liabilities		(405)		(457)		(776)

			(6,622)		(5,587)		(5,938)

Total liabilities			(11,136)		(9,786)		(10,116)

Net assets			4,051		4,170		4,290

Equity
Called up share capital		832		848		868
Share premium		1,342		1,341		1,340
Other reserves		3,175		3,186		3,135
Retained deficit		(1,505)		(1,403)		(1,242)

Equity attributable to equity shareholders of the parent company			3,844		3,972		4,101
Minority interests			207		198		189

Total equity	9		4,051		4,170		4,290

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 31 December 2007		Six months ended 31 December 2006
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	1,014		932
Taxation	354		367
Share of associates' profits after taxation	(105)		(91)
Net interest and other finance income	156		98
Gains on sale of businesses	(5)		—
Depreciation and amortisation	109		104
Movements in working capital	(707)		(515)
Dividend income	7		7
Other	7		12

Cash generated from operations		830		914
Interest received		53		21
Interest paid		(193)		(125)
Dividends paid to equity minority interests		(37)		(22)
Taxation paid		(118)		(72)

Net cash from operating activities		535		716
Cash flows from investing activities
Disposal of property, plant and equipment	19		39
Purchase of property, plant and equipment	(124)		(84)
Net disposal of other investments	6		1
Disposal of businesses	4		—
Purchase of businesses	—		(20)

Net cash outflow from investing activities		(95)		(64)
Cash flows from financing activities
Net purchase of own shares for share schemes	(85)		(48)
Own shares repurchased	(492)		(704)
Net increase in loans	580		900
Equity dividends paid	(523)		(524)

Net cash used in financing activities		(520)		(376)

Net (decrease)/increase in net cash and cash equivalents		(80)		276
Exchange differences		12		(28)
Net cash and cash equivalents at beginning of the period		839		651

Net cash and cash equivalents at end of the period		771		899

Net cash and cash equivalents consist of:
Cash and cash equivalents		811		975
Bank overdrafts		(40)		(76)

		771		899

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.     Basis of preparation

This interim condensed consolidated financial information is prepared in accordance with IAS 34 'Interim Financial Reporting' as endorsed and adopted for use in the European Union and the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. This interim condensed consolidated financial information also prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB). This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2007.

The following interpretations, issued by the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

IFRIC 10—Interim financial reporting and impairment (effective for annual periods beginning on or after 1 November 2006).

IFRIC 11—Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007).

The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group:

Amendment to IAS 1—Presentation of financial statements: capital disclosures (effective for annual periods beginning on or after 1 January 2007). The amendment to IAS 1 requires additional disclosures in the Annual Report on the objectives, policies and processes for managing capital. Appropriate additional disclosures will be included in the 2008 Annual Report.

Amendment to IAS 23—Borrowing costs (effective for annual periods beginning on or after 1 January 2009). The amendment to IAS 23 generally eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred and instead requires the capitalisation of such borrowing costs as part of the cost of specific assets. The group is currently assessing the impact of the amendment on the results and net assets of the group.

IFRS 8—Operating segments (effective for annual periods beginning on or after 1 January 2009). IFRS 8 contains requirements for the disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14—Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

IFRIC 12—Service concession arrangements (effective for annual periods beginning on or after 1 January 2008).

IFRIC 13—Customer loyalty programmes (effective for annual periods beginning on or after 1 July 2008).

IFRIC 14—IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction (effective for annual periods beginning on or after 1 January 2008).

The group does not currently believe the adoption of the interpretations would have a material impact on the consolidated results or financial position of the group. The amendment to IAS 23, IFRIC 12, IFRIC 13 and IFRIC 14 have not yet been endorsed or adopted for use in the European Union.

The comparative figures for the financial year ended 30 June 2007 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2.     Business and geographical analyses

Business analysis is presented under the categories of Diageo North America, Diageo Europe, Diageo International, Diageo Asia Pacific and Corporate, reflecting the group's management and internal reporting structure. The Diageo Asia Pacific business was established in January 2007. The results for the period ended 31 December 2006 have been revised for the new reporting structure.

Business analysis:

	Six months ended 31 December 2007		Six months ended 31 December 2006
	Sales £ million	Operating profit/(loss) £ million	Sales £ million	Operating profit/(loss) £ million
North America	1,546	491	1,543	486
Europe	2,217	509	2,122	484
International	1,277	347	1,070	298
Asia Pacific	582	99	585	115

	5,622	1,446	5,320	1,383
Corporate	45	(32)	38	(77)

	5,667	1,414	5,358	1,306

Corporate sales and costs are in respect of central costs including finance, human resources and legal as well as certain information systems, service centres, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks, exchange movements on short term inter-company trading balances and the results of Gleneagles Hotel.

Geographical analysis of sales and operating profit by destination:

	Six months ended 31 December 2007		Six months ended 31 December 2006
	Sales £ million	Operating profit £ million	Sales £ million	Operating profit £ million
North America	1,566	502	1,564	498
Europe	2,291	484	2,197	417
Asia Pacific	601	107	609	129
Latin America	568	160	459	141
Rest of World	641	161	529	121

	5,667	1,414	5,358	1,306

Sales and operating profit by geographical destination have been stated according to the location of the third party customers.

Certain businesses reported for internal management purposes within Diageo International have been reported within the appropriate market in the geographical analysis above. Corporate sales and operating loss are principally incurred in Europe.

Analysis of total assets:

	31 December 2007 £ million	30 June 2007 £ million	31 December 2006 £ million
North America	894	842	898
Europe	1,576	1,063	1,300
International	1,028	808	828
Asia Pacific	479	406	416
Moët Hennessy	1,584	1,348	1,364
Corporate and other	9,626	9,489	9,600

	15,187	13,956	14,406

Corporate and other total assets consist primarily of brands that are capitalised in the balance sheet, property, plant and equipment, maturing whisky inventories and other assets that are not directly allocated to the group's operating segments.

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar—£1 = $2.03 (2006—£1 = $1.91) and euro—£1 = €1.43 (2006—£1 = €1.48). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar—£1 = $1.99 (30 June 2007—£1 = $2.01; 31 December 2006—£1 = $1.96) and euro—£1 = €1.36 (30 June 2007—£1 = €1.48; 31 December 2006—£1 = €1.48). The group uses exchange rate transaction hedges to mitigate the effect of exchange rate movements.

The festive holiday season provides the peak period for sales. Approximately 30% of annual sales volume arises in the last three months of each calendar year.

3.     Exceptional items

Exceptional items are those that in management's judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

In the six months ended 31 December 2007, there was an exceptional gain of £5 million on the sale of shares in Top Table. This gain is identified as a pre-tax exceptional item. There were no exceptional items in the six months ended 31 December 2006.

4.     Net interest and other finance income

	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million
Interest payable	(196)	(145)
Interest receivable	43	26
Market value movements on interest rate instruments	(4)	(1)

Net interest payable	(157)	(120)

Net finance income in respect of post employment plans	23	24
Unwinding of discounts	(8)	(6)
Other finance charges	(7)	—

	8	18
Net exchange movements on certain financial instruments	(7)	4

Net other finance income	1	22

5.     Taxation

The £354 million (2006—£367 million) taxation charge for the six months ended 31 December 2007 comprises a UK tax charge of £23 million (2006—£55 million) and a foreign tax charge of £331 million (2006—£312 million).

6.     Inventories

	31 December 2007 £ million	30 June 2007 £ million	31 December 2006 £ million
Raw materials and consumables	280	239	249
Work in progress	18	14	16
Maturing inventories	1,870	1,745	1,741
Finished goods and goods for resale	527	467	468

	2,695	2,465	2,474

7.     Net borrowings

	31 December 2007 £ million	30 June 2007 £ million	31 December 2006 £ million
Debt due within one year and overdrafts	(1,372)	(1,535)	(1,279)
Debt due after one year	(5,154)	(4,132)	(4,222)
Fair value of interest rate hedging instruments	29	(20)	(16)
Fair value of foreign currency swaps and forwards	(27)	(29)	(24)
Obligations under finance leases	(11)	(14)	(13)

Gross borrowings	(6,535)	(5,730)	(5,554)
Offset by:
Cash and cash equivalents	811	885	975
Other liquid resources	—	—	25

Net borrowings	(5,724)	(4,845)	(4,554)

In the period ended 31 December 2007, the group issued a US $750 million global bond repayable in January 2013 with a coupon of 5.2% and a US $1,250 million global bond repayable in October 2017 with a coupon of 5.75%. A US $1,000 million global bond and two US $5 million medium term notes matured and were repaid in the period.

8.     Reconciliation of movement in net borrowings

	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million
Net borrowings at beginning of the period	(4,845)	(4,082)
(Decrease)/increase in net cash and cash equivalents before exchange	(80)	276
Cash flow from change in loans	(580)	(900)

Change in net borrowings from cash flows	(660)	(624)
Exchange differences	(227)	159
Other non-cash items	8	(7)

Net borrowings at end of the period	(5,724)	(4,554)

9.     Movements in total equity

	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million
Total equity at beginning of the period	4,170	4,681
Total recognised income and expense for the period	1,004	885
Dividends paid to equity shareholders	(523)	(524)
Dividends paid to minority interests	(37)	(22)
Share trust arrangements	43	46
Tax on share trust arrangements	(2)	5
Own shares repurchased	(492)	(704)
Purchase of own shares for holding as treasury shares for share scheme hedging	(112)	(80)
Acquisition of minority interest	—	3

Net movement in total equity	(119)	(391)

Total equity at end of the period	4,051	4,290

Total equity at the end of the period includes gains of £60 million in respect of cumulative translation differences (30 June 2007—gains of £42 million) and £2,361 million (30 June 2007—£2,333 million) in respect of own shares held as treasury shares.

10.  Dividends

	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million
Amounts recognised as distributions to equity holders in the period
Final dividend paid for the year ended 30 June 2007 of 20.15p (2006—19.15p) per share	523	524

An interim dividend of 13.20 pence per share for the six months ended 31 December 2007 (2006—12.55 pence per share) was approved by the Board on 13 February 2008. As this was after the balance sheet date, this dividend has not been included as a liability in the balance sheet at 31 December 2007.

11.  Contingent liabilities and legal proceedings

(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£101 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial information, at 31 December 2007 the group has given performance guarantees and indemnities to third parties of £106 million.

There has been no material change since 31 December 2007 in the group's performance guarantees and indemnities.

(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(iii) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo's Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo's Turkish subsidiary at various stages of litigation including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo's Turkish subsidiary intends to defend its position vigorously.

(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

12.  Post balance sheet events

On 28 January 2008 Diageo entered into an agreement to acquire Rosenblum Cellars for $105 million. The acquisition is subject to regulatory approval and other conditions and is expected to complete by the end of February 2008.

On 5 February 2008 Diageo entered into an agreement to form a new 50:50 company with the Nolet family, owner of Ketel One, giving the new company the exclusive global rights to market, sell and distribute the brand in perpetuity. Diageo will consolidate the new company with a minority interest. Diageo has agreed to pay $900 million for a 50% equity stake in the newly formed company, which will be based in the Netherlands. The Nolet family will have an option to sell their 50% share in the new company to Diageo for $900 million plus interest in years 4 or 5 after completion. If the Nolet family exercise their option to sell and should Diageo choose not to buy, Diageo will pay $100 million and the Nolet family may then pursue a sale of their 50% share to a third party. The transaction is expected to complete by the end of March 2008, subject to regulatory approvals and other conditions.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

Under IFRS (unaudited)

	Six months ended 31 December 2007 £ million	Six months ended 31 December 2006 £ million	Year ended 30 June 2007 £ million	Year ended 30 June 2006 £ million	Year ended 30 June 2005 £ million
Earnings
Income before taxes on income, minority interests and discontinued operations	1,368	1,299	2,095	2,146	1,925
Less: Share of associates' income	(105)	(91)	(149)	(131)	(121)
Add: Dividend income receivable from associates	7	7	119	106	104
Add: Fixed charges	297	210	400	284	325
Less: Preferred share dividends payable	—	—	—	—	(11)

	1,567	1,425	2,465	2,405	2,222

Fixed charges
Interest payable and other finance charges (note (1))	285	198	378	261	289
Add: Preferred share dividends payable	—	—	—	—	11
Add: One third of rental expense	12	12	22	23	25

	297	210	400	284	325

	ratio	ratio	ratio	ratio	ratio

Ratio	5.3	6.8	6.2	8.5	6.8

Notes:

(1)
Interest payable and other finance charges for the six months ended 31 December 2007 includes a £67 million charge (31 December 2006—£47 million; 30 June 2007—£30 million; 30 June 2006—£15 million) in respect of fair value adjustments to the group's derivative instruments.

(2)
The fixed charges in the calculation of the ratio of earnings to fixed charges and preferred share dividends excludes interest on post employment plan liabilities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date: 5 March 2008	By:	/s/ NC Rose NC Rose Chief financial officer

QuickLinks

INDEX TO FORM 6-K
INTRODUCTION
SELECTED CONSOLIDATED FINANCIAL DATA
Notes to the selected consolidated financial data
CAPITALISATION AND INDEBTEDNESS
BUSINESS REVIEW
NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS
RECENT DEVELOPMENTS
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
SIGNATURE